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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ADVANCE AUTO PARTS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00751Y 106

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 00751Y106

1.	Name of Reporting Person: Fontaine Industries Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Nevada Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 11,494,782 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 855,376 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,494,782 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 29.81%

12.	Type of Reporting Person (See Instructions): PN

(1) 250,000 shares are subject to a prepaid forward agreement.

13G
CUSIP No. 00751Y106

1.	Name of Reporting Person: Peter J. Fontaine Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Florida Revocable Trust

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 11,494,782 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 855,376 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,494,782 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 29.81%

12.	Type of Reporting Person (See Instructions): OO

(1) 250,000 shares are subject to a prepaid forward agreement.

13G
CUSIP No. 00751Y106

1.	Name of Reporting Person: Peter J. Fontaine		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 11,495,296 (1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 855,890 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,495,296 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 32.21%

12.	Type of Reporting Person (See Instructions): IN

(1) 250,000 shares are subject to a prepaid forward agreement.

Item 1(a)	Name of Issuer:

Advance Auto Parts, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5673 Airport Road, Roanoke, Virginia 24012

Item 2(a)	Name of Person Filing:

(i) Fontaine Industries Limited Partnership

(ii) Peter J. Fontaine Revocable Trust

(iii) Peter J. Fontaine

Item 2(b)	Address of Principal Business Office or, if None, Residence:

(i) 41 Hilltop Road, Asheville, NC 28803-3122

(ii) 41 Hilltop Road, Asheville, NC 28803-3122

(iii) 41 Hilltop Road, Asheville, NC 28803-3122

Item 2(c)	Citizenship:

(i) Nevada Limited Partnership

(ii) Florida Revocable Trust

(iii) United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share of the Issuer (the “Common Stock”).

Item 2(e)	CUSIP Number:

00751Y 106

Item 3.	Not applicable.

Item 4.	Ownership

Fontaine Industries Limited Partnership (“Fontaine Industries”), The Peter J. Fontaine Revocable Trust (the “Fontaine Trust”) and Peter J. Fontaine (“Fontaine”) (collectively, the “Filing Persons”) believe that 35,692,563 shares of Common Stock were outstanding as of December 31, 2002. Based on such number of outstanding shares, the Filing Persons report the following holdings of Common Stock and corresponding percentage interest of total shares outstanding:

Fontaine Industries is currently the record owner of 855,376 shares of the Issuer’s Common Stock (2.4%). The Peter J. Fontaine Revocable Trust may be deemed to beneficially own all 855,376 shares of Common Stock held by Fontaine Industries (2.4%). Peter J. Fontaine, individually and as trustee, may be deemed to beneficially own all 855,376 shares of Common Stock held by Fontaine Industries, 257 shares of Common Stock held by his wife and 257 shares of Common Stock held by his daughter. Fontaine is not the record owner of any shares of Common Stock.

On June 7, 2002, Fontaine Industries entered into a “prepaid variable forward contract” with a scheduled valuation date of January 14, 2005 with respect to shares of common stock pursuant to which Fontaine Industries agreed to sell 250,000 shares and the counterparty prepaid for such forward sale. Under the contract, 250,000 shares are pledged to the counterparty. The actual number of pledged shares to be delivered to the counterparty on the expiration date will be determined pursuant to a formula which utilizes a minimum price of $57.0698 per share and a maximum price of $68.4838 per share. Fontaine Industries retains voting authority and power with respect to the pledged shares during the term of the contract and such shares are included in the number of shares shown herein as being owned by Fontaine Industries.

Between June 20, 2002 and June 28, 2002, Fontaine Industries sold 160,000 shares of the Common Stock in market transactions.

On June 20, 2002, Peter J. Fontaine, directly and through the Peter J. Fontaine Revocable Trust, acquired direct ownership of 16,500 shares of the Common Stock of the Issuer pursuant to a partnership distribution from Fontaine Industries.

On June 20, 2002, following the partnership distribution from Fontaine Industries resulting in the acquisition by Peter J. Fontaine of the direct ownership of 16,500 shares of the Common Stock of the Issuer, Peter J. Fontaine made a charitable gift of the 16,500 shares of Common Stock of the Issuer.

On December 18, 2002, Peter J. Fontaine, directly and through the Peter J. Fontaine Revocable Trust, acquired direct ownership of 4,466 shares of the Common Stock of the Issuer pursuant to a partnership distribution from Fontaine Industries.

On December 18, 2002, following the partnership distribution from Fontaine Industries resulting in the acquisition by Peter J. Fontaine of the direct ownership of 4,466 shares of the Common Stock of the Issuer, Peter J. Fontaine made several separate gifts aggregating a total of 4,466 shares of Common Stock of the Issuer to various members of his family.

FS Equity Partners IV, L.P., a Delaware limited partnership (“FSEP IV”), Nicholas F. Taubman (“Taubman”), The Arthur Taubman Trust dated July 13, 1964 (the “Taubman Trust” and together with Taubman, the “Taubman Parties”), and the Filing Parties are parties to an Amendment No. 1 to Amended and Restated Stockholders Agreement dated as of November 28, 2001 (the “Amendment”). The Amendment amends the Amended and Restated Stockholders Agreement dated as of November 2, 1998 by and among FSEP IV, the Taubman Parties, and Advance Holding Corporation, a Virginia corporation (“Holding”) (collectively with the Amendment, the “Stockholders Agreement”).

As a result of the Stockholders Agreement, the Filing Parties together with the Taubman Parties and FSEP IV may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act. In addition, the Fontaine Parties may be deemed to beneficially own the shares of Common Stock beneficially owned or deemed to be owned by the Taubman Parties and FSEP IV, by virtue of the Filing Parties’ sharing certain voting power with respect to such shares. The Filing Persons believe that as of the date hereof, the aggregate number of shares owned by FSEP IV and the Taubman Parties is 10,639,406, which includes 500,000 shares subject to options held by the Taubman Parties and exercisable within 60 days of December 31, 2002 (29.81%). This number and percentage of shares may be deemed to be beneficially owned by each of the Filing Parties and is included in the ownership amounts and percentages shown for the respective Filing Parties on items 6, 9, and 11 of pages 2 through 4 of this Schedule 13G. The Filing Parties have no pecuniary interest in, and do not have or share dispositive power with respect to, any of the shares of Common Stock owned by FSEP IV or the Taubman Parties. Each of the Filing Parties disclaims beneficial ownership of such shares except to the extent that the Filing Parties may be deemed to have or share voting power with respect to such shares pursuant to the Stockholders Agreement.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 2 and Item 4.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of February, 2003

FONTAINE INDUSTRIES LIMITED PARTNERSHIP

	By:	Peter J. Fontaine Revocable Trust, General Partner

By: /s/ Peter J. Fontaine

Peter J. Fontaine, Trustee

PETER J. FONTAINE REVOCABLE TRUST

	By:	/s/ Peter J. Fontaine

Peter J. Fontaine, Trustee

/s/ Peter J. Fontaine

Peter J. Fontaine, individually